UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-22696

Disc Graphics, Inc.
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(Exact Name of Registrant as specified in its charter)

10 Gilpin Avenue
Hauppauge, New York 11788
(631) 234-1400
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share
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(Title of each class of securities covered by this Form)
N/A
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(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

[X]	Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)
[__]	Rule 12g-4(a)(1)(ii)	[__]	Rule 12h-3(b)(1)(ii)
[__]	Rule 12g-4(a)(2)(i)	[__]	Rule 12h-3(b)(2)(i)
[__]	Rule 12g-4(a)(2)(ii)	[__]	Rule 12h-3(b)(2)(ii)

Approximate number of holders or record as of the certification or notice date:   9

Pursuant to the requirements of the Securities Exchange Act of 1934, Disc Graphics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DISC GRAPHICS, INC. By: /s/ Donald Sinkin Donald Sinkin Chairman, Chief Executive Officer and President

Dated:    December 31, 2002